

03012976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


VF3-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-5766~~

8-53635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE SECURITIES GROUP, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6465 NORTH QUAIL HOLLOW ROAD, SUITE 400
                               (No. and Street)

RECD S.E.C.

MEMPHIS   TN   FEB 28 2003   38120
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHELLE TRAMMELL   901-369-7304
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WATKINS UIBERALL, PLLC___
                              (Name – if individual. state last, first, middle name)

6584 POPLAR AVENUE, SUITE 200   MEMPHIS   TN   38138
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 14 2003

THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, __MICHELLE TRAMMELL_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__SECURITIES GROUP, LLC_____ , as

of _____DECEMBER 31,_____ , 20 _02___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

December 31, 2002

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Loss and Changes in Members' Equity	3
Statement of Cash Flows	4
Notes to the Financial Statements	5
SUPPLEMENTAL INFORMATION	
Schedule I - Computations of Net Capital under Rules 15c3-1	8
Supplementary Report of Independent Accountants Under SEC Rule 17a-5	9



Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT

To the Members
The Securities Group, LLC
Memphis, Tennessee

We have audited the statement of financial condition of The Securities Group, LLC as of December 31, 2002 and the related statements of loss and changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Group, LLC at December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a–5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
January 30, 2003

THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

Assets

Current Assets		
Cash and cash equivalents	$	26,572
Accounts receivable		30,000
Deposits		88
Total Assets	$	56,660

Liabilities and Members' Equity

Current Liabilities		
Due to related party	$	20,000
Line of credit		12,000
Total current liabilities		32,000
Members' Equity		24,660
Total Liabilities and Members' Equity	$	56,660

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF LOSS AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2002

Revenue		
Commissions	$	139,501
Interest income		59
Total revenue		139,560
Expenses		
Employee compensation		96,333
Dues and subscriptions		2,213
Taxes and licenses		8,521
Postage		326
Printing, marketing and advertising		775
Legal and professional		47,206
Rent		1,500
Seminars and training		3,860
Miscellaneous		142
Total expenses		160,876
Net loss		(21,316)
Members' equity, beginning of year		571
Capital contributions		52,000
Capital withdrawals		(6,595)
Members' equity, end of year	$	24,660

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

Cash Flows From (Used For) Operating Activities:		
Net loss	$	(21,316)
Adjustments to Reconcile Net Loss to Net Cash		
Used for Operating Activities:		
Change in Operating Assets and Liabilities:		
Accounts receivable		(30,000)
Deposits		(88)
Due to related party		20,000
Total adjustments		(10,088)
Net cash used for operating activities		(31,404)
Cash Flows From (Used For) Financing Activities:		
Draws on line of credit		12,000
Capital contributions		52,000
Capital withdrawals		(6,595)
Net cash provided by financing activities		57,405
Net increase in cash and cash equivalents		26,001
Cash and cash equivalents at beginning of the year		571
Cash and cash equivalents at end of the year	$	26,572

The accompanying notes are an integral part of these financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell healthcare securities and shall have a perpetual existence, unless since terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company, beyond their initial capital contribution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and commission expenses are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Credit Risks

The Company's credit risks primarily relate to cash and cash equivalents and accounts receivable. The Company maintains cash balances at a bank. Those accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $100,000. Accounts receivable consists primarily of amounts due from clients throughout the Mid-South. The Company's management evaluates the collectibility of receivables and a reserve is not considered necessary.

Income Taxes

No provision has been made for income taxes, as the results of operations are includible in the tax returns of the members.

NOTE 2—RELATED PARTY TRANSACTIONS

On December 31, 2002, the Company had a payable due to the managing member in the amount of $20,000 for earned commission fees.

Starting in October 2002, the Company began renting office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest.

NOTE 3—LINE OF CREDIT

There is a $25,000 line of credit at a variable interest rate, which is based on changes in the Lender's prime rate, which is open and can be drawn on for day-to-day operations. It has a maturity date of March 8, 2003 and is unsecured. At December 31, 2002, the outstanding balance was $12,000.

NOTE 4—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $24,660, which was $19,660 in excess of its required net capital of $5,000.

SUPPLEMENTAL INFORMATION

THE SECURITIES GROUP, LLC

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2002

Total Members' Equity	$	24,660
Deductions		
Non–allowable assets		-
Net capital		24,660
Less: minimum dollars net capital requirement		(5,000)
Excess Net Capital	$	19,660
Total Aggregate Indebtedness	$	32,000
Percentage of Aggregate Indebtedness to Net Capital		130%
Percentage of debt to debt–equity total computed in accordance with Rule 15c3–1(d)		0.0%
Reconciliation with Company's computation (included in Part II of Form X–17A–5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	19,660
Net audit adjustments		-
Net capital per above	$	19,660

See independent auditor's report.



Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS
UNDER SEC RULE 17a-5

To the Members of
The Securities Group, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of The Securities Group, LLC as of December 31, 2002 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserves required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risks that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
January 30, 2003